UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way,

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K, including Exhibits 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267932).

EXPLANATORY NOTE

On January 11, 2023, Bioasis Technologies Inc. (“Bioasis”) posted its Circular and Notice of General Meeting (the “Circular”) to its securityholders related to, among other things, the proposed acquisition of Bioasis by Midatech Pharma PLC (the “Company”). Certain excerpts of the Circular that relate to the Company are attached hereto as Exhibit 99.1 and incorporated by reference herein.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of January 2023, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Excerpts of Bioasis Technologies Inc. Circular and Notice of General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: January 11, 2023	By:	/s/ Stephen Stamp
Stephen Stamp Chief Executive Officer and Chief Financial Officer